PF Hospitality Group, Inc.

399 NW 2nd Avenue, Suite 216

Boca Raton, FL  33432

December 2, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	PF Hospitality Group, Inc. (CIK 0001653442)
Application for Withdrawal of Amendment No. 1 to Registration Statement on Form 10/A filed on December 2, 2015 (File No. 000-55515)

Ladies and Gentlemen:

PF Hospitality Group, Inc., a Nevada corporation (the “Company”), hereby applies for an order granting the immediate withdrawal of the Company’s Amendment No. 1 to its Registration Statement on Form 10/A, which was filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2015 under File Number 000-55515 (together with all exhibits thereto, the “Registration Statement”).

The Company is withdrawing the Registration Statement and re-filing it under CIK 0001343465. Accordingly, the Company hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission immediately.

Should you have any questions regarding the foregoing application for withdrawal, please contact Laura Anthony of Legal & Compliance, LLC, our legal counsel in connection with the Registration Statement, at (561) 514-0936 or lanthony@legalandcompliance.com.

Very truly yours,

PF HOSPITALITY GROUP, INC.

By:	/s/ Vaughan Dugan
Vaughan Dugan
Chief Executive Officer